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                                                  Safety-Kleen Corp.
                                                  1000 N. Randall Road
                                                  Elgin, IL 60123
                                                  (847) 697-8460

                                                  For further information:

FOR IMMEDIATE RELEASE                             CONTACT:
                                                  MAUREEN FISK
                                                  (847) 468-2452


                         SAFETY-KLEEN CORP. REPORTS
                    THIRD QUARTER 1997 OPERATING RESULTS


      ELGIN, ILLINOIS -- SEPTEMBER 29, 1997 -- Safety-Kleen Corp. (NYSE:SK) today announced results for its third quarter ended Sept. 6, 1997. Consolidated revenue for the 12-week period was $230 million, an increase of 8% compared with the similar period in 1996. Net earnings rose to $15.1 million, an increase of 8% over the $14.0 million reported in the third quarter of 1996. On a per share basis, earnings were $0.26, compared with $0.24 in the same quarter one year ago. The Company reported average shares outstanding were approximately 58.7 million.

      For the first thirty-six weeks of 1997, consolidated revenue was $680 million, an increase of 9% compared with $626 million during the same period in 1996. Net earnings were $40.3 million, relatively unchanged from $40.7 million during the same period one year ago. Year-to-date earnings per share were $0.69 compared with $0.70 per share in 1996.

      Commenting on the results, Joseph Chalhoub, President and Chief Operating Officer noted, "Excluding the impact of a stronger dollar, on a year-over-year basis consolidated revenue for the quarter was up 9%. Our Industrial Services revenue for the third quarter grew 11% and Automotive Services increased 10% compared with the prior year quarter. We also saw Imaging reach break-even at the gross profit line, another plus for this quarter," Chalhoub noted. The Company's Oil Recovery Service ("ORS") also netted a small profit during the third quarter on a revenue increase of 5%. "We continue to see earnings improvement on a sequential

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Safety-Kleen Corp.
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basis in our ORS business due primarily to the aggressive cost reduction program we have in place," Chalhoub added.

      Safety-Kleen also noted that its newer businesses, Imaging, Vacuum Services, and Lab Pack contributed approximately $14 million in revenue during the quarter and are on track to exceed their goal of $50 million in combined revenue for 1997. "We expect these businesses to continue to grow rapidly for the foreseeable future and ultimately contribute gross profit margins comparable to our established businesses. At present, our Industrial Waste Services business offers considerable growth opportunities for the Company and we are testing new services that we hope to announce shortly," Chalhoub said.

      Andrew Campbell, Chief Financial Officer of the Company added, "SG&A expenses declined 4.4% from the previous quarter to approximately 13.6% of revenue due in part to lower employee-related expenses. We hope to be able to maintain this trend going forward. In addition, we recognized a one-time, favorable tax credit during the quarter which reduced our effective tax rate to 37%. We expect the tax rate to return closer to the 38% level going forward," Campbell noted. In addition, the third quarter 1997 results include non-recurring charges of $1.6 million after tax related to severance costs, and also reflect the benefit of adjustments to previously established reserves of a similar amount.

      Safety-Kleen is a leading environmental and industrial service company dedicated to helping businesses recycle and process both hazardous and non-hazardous waste streams. Safety-Kleen shares are traded on the New York Stock Exchange under the symbol "SK".

PRIVATE SECURITIES LITIGATION REFORM ACT DISCLOSURE
This press release contains various forward-looking statements, including revenue and operating projections. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations; general business conditions, such as the level of competition; changes in demand for the Company's services and the price of petroleum based products.
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                                           CONSOLIDATED STATEMENT OF EARNINGS
                                          (thousands, except per share amounts)

                                                                      TWELVE                  THIRTY-SIX
                                                                     WEEKS ENDED              WEEKS ENDED

                                                               Sept. 6,      Sept. 7,     Sept. 6,     Sept. 7,
                                                                 1997         1996          1997         1996
Revenue
  North America
     Automotive/Retail Repair Services .....................   $  61,958    $  56,200    $ 181,834    $ 165,307

     Industrial Services
       Parts Cleaner .......................................      31,981       29,641       94,747       87,274
       Fluid Recovery ......................................      37,960       33,166      111,063       96,587

       Total Industrial ....................................      69,941       62,807      205,810      183,861

     Oil Recovery Services .................................      37,622       36,015      106,136      102,488
     Other .................................................      36,300       34,583      111,757      102,595

     Total North America ...................................     205,821      189,605      605,537      554,251

  Europe ...................................................      24,193       23,493       74,635       71,925

Consolidated Revenue .......................................     230,014      213,098      680,172      626,176

Operating costs and expenses ...............................     171,352      155,274      507,143      455,885
Selling and administrative expenses ........................      31,274       30,456       96,579       90,283

Operating income ...........................................      27,388       27,368       76,450       80,008
Interest income ............................................         299          208          829          640
Interest expense ...........................................      (3,707)      (4,388)     (12,362)     (13,098)

Earnings before income taxes ...............................      23,980       23,188       64,917       67,550

Income taxes ...............................................       8,862        9,184       24,620       26,865

Net earnings ...............................................   $  15,118    $  14,004    $  40,297    $  40,685

Earnings per common and common
  equivalent share .........................................   $    0.26    $    0.24    $    0.69    $    0.70

Average number of common and
common
  equivalent shares outstanding ............................      58,665       58,330       58,490       58,078

Cash dividends per common share ............................   $    0.09    $    0.09    $    0.27    $    0.27
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1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and seventeen and sixteen weeks for the fourth reporting period of 1997 and 1996, respectively.